

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 3, 2008

Mr. Paulo Roberto Trompczynski
Chief Financial Officer
Energy Company of Parana
Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Brazil

> **Re:** **Energy Company of Parana**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 1-14668**

Dear Mr. Trompczynski:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief